Detica

RECEIVED

2008 OCT 14 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C310

03 October 2008

File no: 82-35012

08005335

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

23.09.08	Dealings by connected exempt principal traders
23.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
24.09.08	Dealings by connected exempt principal traders
25.09.08	Dealings by connected exempt principal traders
25.09.08	Offer for Detica Group Plc
25.09.08	Dealings by connected exempt principal traders
25.09.08	Merger update
25.09.08	Additional Listing

PROCESSED
OCT 16 2008
THOMSON REUTERS

25.09.08	Dealings by connected exempt principal traders
25.09.08	Dealings by connected exempt principal traders
26.09.08	Dealings by connected exempt principal traders
26.09.08	Dealings by connected exempt principal traders
26.09.08	Dealings by persons with interests in securities representing 1% or more
26.09.08	Dealings by connected exempt principal traders
26.09.08	Directorate Change
30.09.08	Notification of major interest in shares
30.09.08	Notification of major interest in shares
30.09.08	Voting Rights and Capital
02.10.08	Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood
Company Secretarial Assistant

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:23 23-Sep-08
Number	0666E11

RNS Number : 0666E
UBS AG (EPT)
23 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**22 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
25,433	440 pence	434 pence

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
954	433 pence	433 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	1182	4.34130288 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	23 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:09 23-Sep-08
Number	0802E12

RNS Number : 0802E
Deutsche Bank AG
23 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	22/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
262	4.3875	4.3875

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
2,459	4.3975	4.38

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	3,338	4.3646
CFD	Short	262	4.3875

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2008 OCT 14 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	08:46 24-Sep-08
Number	1557E08

RNS Number : 1557E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	15/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
1,500	4.375	4.365

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
11,688	4.3525	4.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	11,688	4.3475
CFD	Short	5,668	4.37
CFD	Short	1,500	4.375438
CFD	Short	340	4.365

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

	varying etc.	relates (Note 5)				

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2008 OCT 14 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	10:24 24-Sep-08
Number	1716E10

RNS Number : 1716E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	17/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
38089	4.35	4.335

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
40862	4.3775	4.325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1049	4.3362
CFD	Long	419	4.3304
CFD	Short	1723	4.346317
CFD	Short	342	4.3375
CFD	Short	84	4.3352

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

	varying etc.	relates (Note 5)				

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:19 24-Sep-08
Number	1810E11

RNS Number : 1810E
UBS AG (EPT)
24 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**23 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
74,724	**437.343 pence**	**438.09 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
67,800	**438 pence**	**435.50 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	11:24 24-Sep-08
Number	1818E11

RNS Number : 1818E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	19/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
94,397	4.4	4.3725

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
1,539	4.3875	4.37

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	2669	4.2853
CFD	Long	439	4.3875
CFD	Short	73200	4.3815
CFD	Short	16698	4.386
CFD	Short	1500	4.375104
CFD	Short	210	4.3168

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:26 24-Sep-08
Number	1845E11

RNS Number : 1845E
UBS AG (EPT)
24 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**23 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
74,724	**437.343 pence**	**438.09 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
67,800	**438 pence**	**435.50 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 OCT 14 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	11:35 24-Sep-08
Number	1861E11

RNS Number : 1861E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	18/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
303,315	4.35	4.33

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
304,490	4.3475	4.341513

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	4,475	4.341513
CFD	Short	1,500	4.345435
CFD	Short	517	4.3656

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:40 24-Sep-08
Number	1879E11

RNS Number : 1879E
UBS AG (EPT)
24 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**23 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	**1,100**	**0.00%**	**17,070**	**0.00%**
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**1,100**	**0.00%**	**17,070**	**0.00%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	212	434 pence

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**24 September 2008**
Contact name	**NIMISHA SACHDEV**
Telephone number	**020 7568 9289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

2008 OCT 14 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	14:36 24-Sep-08
Number	2133E14

RNS Number : 2133E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	16/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Note 3) **GBP**
22,270	4.35	4.305

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (Note 3) GBP**
19,696	4.3475	4.3

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	4055	4.323803
CFD	Short	1891	4.2922
CFD	Short	7156	4.337
CFD	Short	1364	4.305432551

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

2008 OCT 14 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	07:00 25-Sep-08
Number	2618E07

RNS Number : 2618E
Deutsche Bank AG
24 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	23/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
2,573	4.38	4.38

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
10,722	4.39	4.36

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Purchase	8,160	4.3864
CFD	Short	638	4.3715

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Offer for Detica Group plc
Released	07:00 25-Sep-08
Number	2627E07

RNS Number : 2627E
BAE SYSTEMS PLC
25 September 2008

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

25 September 2008

Recommended cash offer
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)
for
Detica Group plc

OFFER DECLARED WHOLLY UNCONDITIONAL

Introduction

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings"). The full terms and conditions of the Offer were set out in an offer document issued by BAE Systems Holdings on 31 July 2008 (the "Offer Document").

On 12 September 2008, BAE Systems Holdings announced that the Offer was being extended and would remain open for acceptance until 1:00 p.m. (London time) on 25 September 2008.

Offer declared wholly unconditional

BAE Systems Holdings is pleased to announce that all the conditions of the Offer have now been satisfied or waived. Accordingly, the Offer is now declared wholly unconditional.

The Offer will remain open for acceptance until further notice and at least 14 days' notice will be given by announcement before the Offer is closed.

Level of Acceptances

As at 3:00p.m. (London time) on 24 September 2008, BAE Systems Holdings had received valid acceptances from Detica Shareholders in respect of 97,992,683 Detica Shares, representing approximately 84.10 per cent. of Detica's existing issued share capital and approximately 91.63 per cent. of the Detica Shares to which the Offer relates. This total includes acceptances received in respect of 7,162,397 Detica Shares (representing approximately 6.15 per cent. of the existing issued share capital of Detica) which were subject to irrevocable commitments procured by BAE Systems Holdings from the Directors of Detica.

In addition, BAE Systems Holdings is the owner of 9,575,433 Detica Shares, representing approximately 8.22 per cent. of the existing share capital of Detica. These 9,575,433 Detica Shares were initially acquired by BAE Systems, on 29 July and were subsequently transferred to BAE Systems Holdings. Accordingly, BAE Systems Holdings is the owner or has received valid acceptances in respect of 107,568,116 Detica Shares, representing approximately 92.32 per cent. of the existing issued share capital of Detica.

On 23 September (being the latest practicable date prior to the publication of this announcement) BAE Systems Holdings or any person acting in concert with BAE Systems Holdings had interests in or rights to subscribe for Detica relevant securities as follows:

Name	**Nature of interest**	**Number of relevant securities**	**Percentage of Detica existing issued share capital**
BAE Systems Holdings	Share	9,575,433	8.22%
Deutsche Bank AG, London Branch	Long	700	0.0006%
Deutsche Bank AG,	Short	24,963	0.02%

London Branch			

Save as disclosed in either this announcement or in the Offer Document, neither BAE Systems Holdings, nor any person acting in concert with BAE Systems Holdings, is interested in or has any rights to subscribe for any Detica Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to Detica Shares. For these purposes, "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Detica Shares and any borrowing or lending of Detica Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Detica Shares.

Settlement of the consideration

Settlement of the consideration to which any Detica Shareholder is entitled under the Offer will be despatched either on or before 8 October 2008 in respect of Detica Shares for which acceptances of the Offer complete in all respects have been received as at 3.00p.m. (London time) today. Settlement of consideration due in respect of acceptances of the Offer complete in all respects received after 3.00p.m. (London time) today but while it remains open for acceptance will be despatched to accepting Detica Shareholders within 14 days of receipt of such acceptances

Compulsory acquisition and cancellation of listing

As set out in the Offer Document, BAE Systems Holdings intends to procure that Detica will make an application for the cancellation of the listing of the Detica Shares on the Official List and for the cancellation of trading of the Detica Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellations will take effect no earlier than 23 October 2008. The cancellation of the listing would significantly reduce the liquidity and marketability of any Detica Shares not assented to the Offer at that time.

Further, as set out in the Offer Document, as BAE Systems Holdings has received acceptances under the Offer in respect of 90 per cent. or more of the Detica Shares to which the Offer relates, BAE Systems will exercise its rights pursuant to sections 974 to 991 of the Companies Act 2006 to acquire compulsorily the remaining Detica Shares in respect of which the Offer has not been accepted.

Acceptance of the Offer

As stated above, the Offer will remain open for acceptance until further notice.

If you have yet to accept the Offer and hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible.

If you have yet to accept the Offer and hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) - 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) - 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the acceptance forms accompanying the

Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting as financial adviser to BAE Systems and no-one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the clients of Deutsche Bank AG nor for providing advice in relation to the Offer or any other matter referred to herein.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant

to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END

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distribution apply.

RECEIVED

2008 OCT 14 P 12:20

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	10:54 25-Sep-08
Number	2891E10

RNS Number : 2891E
Deutsche Bank AG
25 September 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	24/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
4,585	4.3635	4.335

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
7,463	4.3876	4.3242

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Purchase	893	4.3337
CFD	Purchase	262	4.335

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Office of Fair Trade
TIDM	
Headline	Merger Update
Released	11:06 25-Sep-08
Number	2916E11

RNS Number : 2916E
Office of Fair Trading
25 September 2008

The OFT has published the text of its decision on the acquisition by BAE Systems plc of Detica Group plc which was cleared on 15 September. This decision can be found on the Office of Fair Trading's website at www.oft.gov.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Additional Listing
Released	11:11 25-Sep-08
Number	2928E11

RNS Number : 2928E
Detica Group Plc
25 September 2008

25 September 2008

Detica Group plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 4,730,000 Ordinary shares of 2p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The shares are to be issued in connection with the satisfaction of option and LTIP awards that vest on completion of the offer for Detica Group plc by BAE Systems plc.

The block listings consist of:

- 2,670,000 Ordinary Shares of 2p each under the Detica Group plc Long Term Incentive Plan,
- 1,840,000 Ordinary Shares of 2p each under the Detica Group plc 2001 Employee Share Option Scheme
- 220,000 Ordinary Shares of 2p each under the Detica Group plc 1998 Employee Share Option Scheme

Enquiries:

Financial Dynamics **+44 (0)20 7831 3113**
Edward Bridges / Matt Dixon / Erwan Gouraud

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:41 25-Sep-08
Number	2996E11

RNS Number : 2996E
UBS AG (EPT)
25 September 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**24 September 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	**1,100**	**0.00%**	**14,438**	**0.01%**
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**1,100**	**0.00%**	**14,438**	**0.01%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	14	433.5 pence
PURCHASE	419	433.5
PURCHASE	419	433.5
PURCHASE	896	433.5
PURCHASE	726	433.5
TOTAL PURCHASES	2632	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7) **Details** **Price per unit (if applicable)**

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	25 September 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:45 25-Sep-08
Number	3016E11

RNS Number : 3016E
UBS AG (EPT)
25 September 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**24 SEPTEMBER 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
491	439 pence	437.75 pence

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25 SEPTEMBER 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	07:00 26-Sep-08
Number	3760E07

RNS Number : 3760E
Deutsche Bank AG
25 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	23/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
2,573	4.38	4.38

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
8,149	4.39	4.36

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Purchase	8,160	4.3864
CFD	Short	2573	4.380438
CFD	Short	638	4.3715

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	10:39 26-Sep-08
Number	4019E10

RNS Number : 4019E
Deutsche Bank AG
26 September 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	25/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
7,048	4.41	4.3975

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	1,360	4.3756

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- Detica Group Plc
Released	14:07 26-Sep-08
Number	4412E14

RNS Number : 4412E
Citigroup Global Markets UK EqtyLtd
26 September 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citigroup Global Markets UK Equity Limited
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord/Equity
Date of dealing	25 September 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	Long	Short
Ordinary	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)

(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
Total		

Sale	Number of securities	Price per unit (Note 5)
	3,693,827	GBP 4.4000
Total	3,693,827	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**26 September 2008**
Contact name	**Ciaran Lavery**
Telephone number	**02890 409539**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure amendment
Released	14:57 26-Sep-08
Number	4469E14

RNS Number : 4469E
Deutsche Bank AG
26 September 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	24/09/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
997	4.335	4.335

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
4743	4.37	4.3337

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Purchase	3588	4.3635
CFD	Purchase	893	4.3337
CFD	Purchase	262	4.335
CFD	Sale	1360	4.3876
CFD	Sale	1360	4.3242

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/09/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 OCT 14 P 12:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Directorate Change
Released	15:40 26-Sep-08
Number	4609E15

RNS Number : 4609E
Detica Group Plc
26 September 2008

26 September 2008

Detica Group plc

Following the recommended cash offer (the "**Offer**") by BAE Systems (Holdings) Limited for the entire issued share capital of the Detica Group plc (the "**Company**") having been declared wholly unconditional, Detica Group plc announces the appointments of Guy Griffiths and Peter Lynas as directors of the Company with effect from 25 September 2008.

Each of Guy Griffiths and Peter Lynas will act as executive directors. There are no matters relating to the respective appointments of Guy Griffiths and Peter Lynas which are required to be disclosed pursuant to Listing Rule 9.6.13.

Detica Group plc also announces that, the Offer having been declared wholly unconditional, Chris Conway, Chris Banks, Mark Mayhew and John Gordon have ceased to be non-executive directors of the Company with effect from 25 September 2008.

For further information, contact:

John Woollhead
Company Secretary

Nicky Heywood
Company Secretarial Assistant

Tel: 01483 816000

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Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	10:51 30-Sep-08
Number	6659E10

RNS Number : 6659E
Detica Group Plc
30 September 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Citigroup Global Markets UK Equity Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 September 2008

6. Date on which issuer notified:

30 September 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

GB 0031539561	3,561,837	3,561,837

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	39,653	39,653	0	0.03%	0%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
39,653	0.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

John Woollhead

15. Contact telephone number:

01483 816 900.

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Regulatory Announcement

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	10:56 30-Sep-08
Number	6665E10

RNS Number : 6665E
Detica Group Plc
30 September 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Ameriprise Financial, Inc and its group

4. Full name of shareholder(s) (if different from 3.) (iv):

See additional information under 13

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

26 September 2008

6. Date on which issuer notified:

30 September 2008

7. Threshold(s) that is/are crossed or reached:

Below the threshold 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB 0031539561	8,431,718	8,431,718

Resulting situation after the triggering transaction (viii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	180,000	0	180,000	0.00%	0.154%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
180,000	0.154%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial, Inc., which controls the voting rights of Threadneedle Asset Management Holdings Ltd, which controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

Registered owner Ameriprise Financial Inc - A/C 180,000

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Voting Rights and Capital
Released	16:30 30-Sep-08
Number	7023E16

RNS Number : 7023E
Detica Group Plc
30 September 2008

30 September 2008

Detica Group plc

("Detica" or "the Group")

Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Detica would like to notify the market of the following:-

As at 30 September 2008, the capital of Detica Group plc consists of 116,517,337 ordinary shares with voting rights.

Therefore, the total number of voting rights in Detica Group plc is 116,517,337.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	10:35 02-Oct-08
Number	9192E10

Detica

RNS Number : 9192E
Detica Group Plc
02 October 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Norges Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 September 2008

6. Date on which issuer notified:

2 October 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

Shares tendered as part of takeover

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction (vi)**	
	Number of shares	**Number of voting Rights (viii)**

GB 0031539561	3,482,198	3,482,198

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	0	0	0		

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
0	0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:
Norges Bank

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

....

This information is provided by RNS
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END